Exhibit 99.3

MICT Q1 2020 Earnings Call

June 16, 2020

9:00 a.m. EDT

Operator:

Thank you. Good morning and thank you for calling in to review MICT’s First Quarter 2020 results. Management will provide an overview of the results.

Importantly, there is a slide presentation which management will use during their overview. This presentation can be found on the Investor Relations section of the company’s website, www.mict-inc.com, under Events and Presentations. You may also access a pdf copy of the presentation by clicking the link in the company’s press release regarding these financial results issued this morning and then clicking a second link labeled “First Quarter 2020 Results”. Callers accessing the pdf copy of the presentation will need to manually scroll through the slides as management goes through the presentation.

I will now take a brief moment to read the Safe Harbor statement. During the course of this call, management will make express and implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. These forward-looking statements include, but are not limited to those statements regarding the proposed timing for the closing of the transaction with Global Fintech Holdings Ltd., or GFH, the belief that the merger with GFH is expected to create synergies and advantages for both companies, the belief that once the transaction with GFH is completed, has the potential to significantly increase shareholder value for MICT, the belief that Micronet’s deferred shipments of some previously placed orders and decisions on potential new orders may crystallize by the end of the second quarter, the belief that Micronet’s world class product portfolio and the business’ potential for growth in the second half of 2020, the belief that its investments today will result in revenues in the balance of this calendar year, that GFH continues to make significant strides in its key core objectives, MICT’s intention to informing the market in the coming weeks not only on the major developments at GFH since the announcement on April 15, but also on outlining the synergistic benefits of its new strategy based on leading products throughout the group from telematics to fintech, its belief that it is looking forward to the second half of the year with considerable confidence, its belief that shareholders will realize the benefits of the MICT Group’s new strategy and approach, expanding from its foundation in the telematics business to encompass a global product platform that includes new geographic markets in Asia and new products in the fintech space, the proposed tender offer of Micronet Ltd.’s, or Micronet, ordinary shares, MICT’s intention to participate in a public offering of Micronet’s ordinary shares in an amount of up to $900,000 with the intention of regaining majority control over Micronet, and the belief that a majority stake in Micronet will leverage its global platform to grow the telematics business as well as fintech.

Such forward-looking statements and their implications involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. The forward-looking statements contained in this presentation are subject to other risks and uncertainties including those discussed in the risk factor section and elsewhere in the company’s annual report on Form 10-K for the year ended December 31, 2019 filed with the Securities and Exchange Commission.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, no securities shall be sold in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

MICT URGES INVESTORS AND STOCKHOLDERS TO READ ANY MATERIALS RELATED TO THE MERGER WITH GFH CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MICT, GFH, and other parties. investors and stockholders may obtain free copies of these materials with the SEC through the website maintained by the SEC at www.sec.gov.

Please note that the date of this conference call is June 16, 2020 and any forward-looking statements that management makes today are based on assumptions that are reasonable as of this date. Except as otherwise required by law, the company is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

On the call this morning, we have Darren Mercer, board member and interim Chief Executive Officer of MICT, and Moran Amran, controller of MICT. And again, as a reminder, management will be referring to a slide presentation that can be accessed via the Investor Relations section of the company’s site or the link in the press release.

We will start with an opening message from Darren, who will give an overview of business developments for the three months ended March 31, 2020. Then, we will move to review the numbers with Moran. I will now turn the call over to Darren, who will begin the presentation on slide 5. Please go ahead, Darren.

Darren Mercer:

Slide 4	Thank you, good morning everyone.

During the first quarter of 2020, we advanced towards closing our planned transaction with Global Fintech Holdings, Ltd (GFH). Towards that end, in April we entered into an amended and restated agreement and plan for merger with(GFH). Upon closing, MICT will diversify into the global fintech industry. We believe this transaction, once completed, has the potential to significantly increase shareholder value for MICT.

In connection with the GFH merger, and subject to shareholder approval, MICT has approved a private placement of convertible notes of up to $15 million, which shall be convertible into shares of MICT common stock at a conversion price of $1.10 per share, consisting of $11 million of committed funding, with the ability to raise an additional $4 million on the same terms.

As background for any new investors on the call, MICT had previously owned a majority stake in Micronet Ltd., which was our operating company. As of March 31, 2020 MICT owned 30.48% of Micronet’s issued and outstanding shares as a result of Micronet closing a public equity offering on the Tel Aviv Stock Exchange, or the TASE, which resulted in a dilution of MICT’s ownership interest.

On May 19, 2020, Micronet filed an immediate report with the Tel Aviv Stock Exchange, or TASE, announcing the commencement of a special tender offer by MICT Telematics Ltd., a wholly owned subsidiary of MICT, or MICT Telematics, under Israel law with respect to the purchase by the Company, through MICT Telematics, of up to 8,000,000 ordinary shares, par value New Israeli Shekels, or NIS, 0.1, of Micronet, at a proposed purchase price of NIS 0.16 per share (or approximately $0.05), for aggregate gross proceeds of NIS 1,280,000 (or approximately $364,512), or the Tender Offer.

On June 4, 2020, Micronet filed an immediate report with the TASE, announcing an amendment to the Tender Offer, or the Amendment to Tender Offer. Pursuant to the Amendment to Tender Offer, the number of Micronet’s ordinary shares to be offered pursuant to the tender offer was increased to 6,000,000 ordinary shares, and the proposed purchase price was changed to NIS 0.30 per share (or approximately $0.09 per share), for aggregate gross proceeds of NIS 1,800,000 (or approximately $519,865).

On June 10, 2020, MICT further informed Micronet that, assuming the full subscription of such Tender Offer was accepted, the MICT intends to, but shall not be required to, participate in a public offering of Micronet’s Ordinary Shares, pursuant to which MICT may purchase up to $900,000 of Micronet’s ordinary shares.

On June 11, 2020, Micronet filed an immediate report with the TASE reporting that the Tender Offer had been fully accepted.

Slide 5	On Slide 5, we will review MICT’s Q1 2020 financial results.

As a reminder, As of March 31, 2020 MICT holds a 30.48% stake in Micronet, therefore, based on U.S. GAAP rules, MICT no longer reports consolidated results due to reduced ownership of Micronet effective March 1, 2019.

Revenues in Q1 2020 were $0 compared $477,000 in Q1 2019.

Gross loss in Q1 2020 was $0 compared to $369,000 in Q1 2019.

Research and development expense in Q1 2020 was $0 compared to $261,000 in Q1 2019.

Selling, general and administrative expense in Q1 2020 was $770,000 compared to $1.18 million in Q1 2019.

Net loss attributable to MICT was $1.64 million in Q1 2020 compared to $910,000 in Q1 2019.

As of March 31, 2020, MICT reported no debt, with $2.9 million in cash.

I will now turn the call to Moran for a more detailed financial review.

Moran Amran:

Slide 6	Thank you Darren and good morning everyone. The next slide illustrates the revenues for the first quarter of 2020 as compared to the same period in 2019. Revenues were $0 in Q1 2020, compared to $477,0000 in Q1 2019.

Slide 7	Slide 7 provides a more detailed breakdown of the first quarter 2020 and 2019 numbers.

Total operating expenses in Q1 2020 were $770,000 as compared to $1.47 million in Q1 2019. Loss from operations was $770,000 in Q1 2020 as compared to $1.84 million in Q1 2019. Net loss attributable to MICT in Q1 2020 was $1.64 million or $0.15 per basic and diluted share, as compared to a net loss of $910,000 million or $0.09 per basic and diluted share in Q1 2019.

Slide 8	Turning to slide 8, on our balance sheet we have $2.9 million in cash and cash equivalents, a $3.5 million in working capital, and $3.9 million in shareholders’ equity as of March 31, 2020.

I will now turn the call back to Darren.

Darren :

Summary

We believe that the merger of GFH and MICT will create synergies and advantages for both companies. We believe this merger will accelerate MICT’s strategy to become a global player in fintech. We believe that our enlarged resources and global team with strong networks in Asia have the experience, relationships and potential pipeline of deals to provide MICT with opportunities to significantly increase its earnings, and it is contemplated that further acquisitions will follow. We look forward to closing this GFH transaction.

This broader corporate platform is expected to create new opportunities in the telematics space for MICT, as well as fintech. We have therefore made a tender offer to increase our holdings in Micronet to a majority position.

Thank you for joining us on the call today, and we will update you on the latest developments on our corporate transactions and business developments in the near future.

In closing, I would also like to thank our dedicated employees.

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